HSBC USA INC.
$[●]
Auto-Callable Notes

Filed Pursuant to Rule 433
Registration No. 333-133007
December 3, 2008

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated December 3, 2008
and Prospectus Addendum dated December 12, 2007)

Terms used in this free writing prospectus are described or defined in the prospectus supplement, product supplement and prospectus. The notes offered will have the terms described in the prospectus supplement, product supplement and prospectus. The notes are not principal protected, and you may lose some or all of your investment.

The reference asset identified below represents a single notes offering. The purchaser of a note will acquire a security linked to a single reference asset. Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to that reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the notes offering:

Reference Asset (TICKER)	Initial Price	Contingent Protection Level	Coupon upon Auto-Redemption	Issue Amount	Agent's Discount or Commission per Note / Total [1]	Proceeds to Us per Note / Total [2]	CUSIP / ISIN
BERKSHIRE HATHAWAY INC. Class B Common Stock (BRK/B)	[●]	[●] (equal to 70% of the Initial Price)	[16.00]% per annum	TBD	TBD	TBD	4042K0TY1 / [●]

[1] Agent's discount may vary but will be no more than the amount listed in "Agent's Discount or Commission per Note / Total," above.
[2] Proceeds to us may vary but will be no less than the amount listed in "Proceeds to Us per Note / Total," above.

- **Principal Amount:** $1,000 per note.
- **Pricing Date:** December 12, 2008.
- **Original Issue Date:** December 19, 2008.
- **Final Valuation Date:** December 14, 2009. The final valuation date is subject to adjustment as described herein.
- **Maturity Date:** 5 business days after the final valuation date and is expected to be December 21, 2009. The maturity date is subject to further adjustment as described herein.
- **Payment at Maturity:** For each note, an amount in cash equal to the cash settlement value.
- **Cash Settlement Value:** If the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, you will receive a cash payment on the maturity date as described below:
  - If the final price is greater than or equal to the contingent protection level, you will receive an amount equal to 100% of the principal amount.
  - However, if the final price is less than the contingent protection level, you will lose 1% of the principal amount for each percentage point that the reference return is less than zero. For example, if the reference return is -40%, you will suffer a 40% loss and receive 60% of the principal amount.
- **Reference Return:** The quotient, expressed as a percentage, of (i) the final price minus the initial price divided by (ii) the initial price. Expressed as a formula:

  $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

- **Closing Price:** The closing price of one share of the reference asset on any scheduled trading day (as defined herein) between the pricing date and the final valuation date, inclusive, as determined by the calculation agent and displayed on Bloomberg Professional® service page <BRK/B UN> <EQUITY>.
- **Initial Price:** The closing price as determined by the calculation agent on the pricing date.
- **Final Price:** The closing price as determined by the calculation agent on the final valuation date.
- **Form of notes:** Book-Entry.
- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.
- **Auto Redemption Feature:** The notes will be subject to early redemption on each auto redemption payment date if the closing price as of the relevant auto redemption valuation date is greater than the initial price. The notes will be redeemed at the auto redemption amount corresponding to the relevant auto redemption payment date in accordance with the schedule below:

Auto Redemption Valuation Date	Auto Redemption Payment Date	Auto Redemption Amount
March 16, 2009	5 business days after the first auto redemption valuation date; expected to be March 23, 2009	[104.00]% of the principal amount
June 15, 2009	5 business days after second the auto redemption valuation date; expected to be June 22, 2009	[108.00]% of the principal amount
September 14, 2009	5 business days after the third auto redemption valuation date; expected to be September 21, 2009	[112.00]% of the principal amount
December 14, 2009	5 business days after the fourth auto redemption valuation date; expected to be December 21, 2009	[116.00]% of the principal amount

Auto redemption valuation dates and auto redemption payment dates are subject to adjustment as described herein. For the avoidance of doubt, the last auto redemption valuation date shall be the final valuation date, and the notes may be redeemed for the corresponding auto redemption amount as of such date.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-4 of this document, page PS- 4 of the product supplement and page S-3 of the prospectus supplement.

The information in this free writing prospectus is not complete and may be changed. This free writing prospectus is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement, product supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
December 3, 2008



SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, product supplement dated December 3, 2008 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc. (rated Aa3 by Moody's Investors Services Limited and AA- by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.).*

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408067761/v134080_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the notes or the reference asset, nor is it a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the closing price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

Payment at Maturity

On the maturity date, for each note, if the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, we will pay you the cash settlement value, which is an amount in cash, as described below:

- If the final price is greater than or equal to the contingent protection level, you will receive an amount equal to 100% of the principal amount.

- However, if the final price is less than the contingent protection level, you will lose 1% of the principal amount for each percentage point that the reference return is less than zero. For example, if the reference return is -40%, you will suffer a 40% loss and receive an amount in cash on the maturity date equal to 60% of the principal amount.

Auto Redemption Feature

The notes will be subject to early redemption on each auto redemption payment date if the closing price as of the relevant auto redemption valuation date is greater than the initial price. The notes will be redeemed at the auto redemption amount corresponding to the relevant auto redemption payment date in accordance with the schedule below:

Auto Redemption Valuation Date	Auto Redemption Payment Date	Auto Redemption Amount
March 16, 2009	5 business days after the first auto redemption valuation date; expected to be March 23, 2009	[104.00]% of the principal amount
June 15, 2009	5 business days after second the auto redemption valuation date; expected to be June 22, 2009	[108.00]% of the principal amount
September 14, 2009	5 business days after the third auto redemption valuation date; expected to be September 21, 2009	[112.00]% of the principal amount
December 14, 2009	5 business days after the fourth auto redemption valuation date; expected to be December 21, 2009	[116.00]% of the principal amount

Auto redemption valuation dates and auto redemption payment dates are subject to adjustment as described herein. For the avoidance of doubt, the last auto redemption valuation date shall be the final valuation date, and the notes may be redeemed for the auto redemption amount as of such date.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Settlement

We expect that the delivery of the notes will be made against payment therefor on or about the original issue date specified on the cover page of this free writing prospectus, which will be the fifth business day following the pricing date of the notes (the settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Calculation Agent

HSBC Bank USA, National Association will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦ You believe the price of the reference asset will increase moderately—meaning that you believe the price of the reference asset will increase over the term of the notes, but do not believe such appreciation is likely to exceed [16.00]% per annum.

♦ You are willing to make an investment that is exposed to the full downside performance risk of the reference asset in the event that the final price is less than the contingent protection level.

♦ You are willing to forego dividends paid on the reference asset.

♦ You do not seek current income from this investment.

♦ You are willing to hold the notes to maturity.

♦ You are willing to invest in the notes based on the fact that your maximum potential return is [16.00]% per annum.

♦ You do not seek an investment for which there is an active secondary market.

The notes may not be suitable for you if:

♦ You do not believe the price of the reference asset will increase over the term of the notes, or you believe the price of the reference asset will increase by more than [16.00]% per annum.

♦ You are unwilling to make an investment that is exposed to the full downside performance risk of the reference asset in the event that the final price is less than the contingent protection level.

♦ You seek an investment that is exposed to the full potential appreciation of the reference asset, without an auto redemption feature.

♦ You prefer to receive the dividends paid on the reference asset.

♦ You seek current income from this investment.

♦ You are unable or unwilling to hold the notes to maturity.

♦ You seek an investment for which there will be an active secondary market.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and PS-4 in the accompanying product supplement. Investing in the notes is not equivalent to investing directly in the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying product supplement, prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

• "— Risks Relating to All Note Issuances"; and

• "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Some or All of Your Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if your notes have not been redeemed early pursuant to the auto redemption feature and the final price is less than the contingent protection level. If your notes have not been redeemed early pursuant to the auto redemption feature, your payment at maturity for each note you hold will depend on the performance of the reference asset on the final valuation date such that if the final price is below the contingent protection level, you will lose 1% of the original principal amount for each percentage point that the final price is below the initial price. **Accordingly, you may lose up to the entire principal amount of your notes**.

We cannot predict the final price on the final valuation date or the closing price on any auto redemption valuation date.

Your Gain on the Notes at Maturity or on an Auto Redemption Payment Date, if any, May Not Reflect the Full Performance of the Reference Asset.

Your return per note on the maturity date or on an auto redemption payment date will not be greater than an amount equal to [16.00]% of the principal amount per annum. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the reference return is positive but greater than [16.00]% per annum over the term of the notes.

Reinvestment Risk.

If your notes are redeemed early pursuant to the auto redemption feature, the holding period over which you would possibly receive any payment could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable rate of return for a similar level of risk in the event that the notes are redeemed prior to the maturity date.

The Notes will not be Listed on any Securities Exchange or Quotation System.

One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Uncertain Tax Treatment.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspect of the tax treatment of the notes are uncertain. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. Under this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier redemption, sale or exchange, and if the U.S. holder has held the note for more than one year at such time for federal income tax purposes, we intend to treat any gain or loss as long-term capital gain or loss. However, other approaches are possible. For a complete discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations — Notes With No Potential Periodic Interest Payments" in the accompanying product supplement.

<center>**ILLUSTRATIVE EXAMPLES**</center>

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference asset relative to its initial price. We cannot predict the final price on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial price used in the illustrations below is not the actual initial price. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. The first three examples assume a coupon of 16.00% per annum and that the notes are held to maturity and were not redeemed early pursuant to the auto redemption feature.

Example 1: The reference return is positive at the maturity of the notes.

	Reference Asset
Initial Price	3,000.00
Final Price	3,150.00
Reference Return at Maturity	5.00%
Auto Redemption Payment	**$1,160.00**

Here, the reference return is 5.00%. Because the reference return is positive and the note has not been redeemed early pursuant to the auto redemption feature, the cash settlement value equals the principal amount of the note multiplied by the auto redemption amount for the final auto redemption payment date. Therefore, each note would pay $1,160.00 on the fourth and final auto redemption payment date, which coincides with the maturity date.

Example 1 shows that you will receive an amount equal to 116.00% of your principal amount when the final price is greater than the initial price and the note has not been redeemed early pursuant to the auto redemption feature on any auto redemption payment date prior to the maturity date.

Example 2: The reference return is negative at the maturity of the notes, but is greater than or equal to -30.00%.

	Reference Asset
Initial Price	3,000.00
Final Price	2,700.00
Contingent Protection Level	2,100.00
Reference Return at Maturity	-10.00%
Cash Settlement Value	**100%**
Payment at Maturity	**$1,000.00**

Here, the reference return is -10.00%. Though the reference return is negative, because the final price is greater than the contingent protection level, the cash settlement value equals the principal amount of the note. Therefore, each note would pay $1,000.00 at maturity.

Example 2 shows that you will receive an amount equal to 100% of your principal amount when the final price is less than the initial price but is not less than the contingent protection level.

Example 3: The reference return is less than -30.00% at the maturity of the notes.

	Reference Asset
Initial Price	3,000.00
Final Price	1,800.00
Contingent Protection Level	2,100.00
Reference Return at Maturity	-40.00%
Return on the Notes	**-40.00%**
Cash Settlement Value	**$600.00**

Here, the reference return is -40.00%. Because the final price is less than the contingent protection level, the cash settlement value equals the principal amount of the note multiplied the difference between (i) 100% minus (ii) 1% for each percentage point that the reference return is below zero. Therefore, you would lose 40.00% of your investment and each note would pay $600.00 at maturity.

Example 3 illustrates how the cash settlement value declines 1% for each percentage point that the reference return is below zero if the final price is less than the contingent protection level.

Example 4: The closing price on the first auto redemption valuation date is greater than the initial price.

	Reference Asset
Initial Price	3,000.00
Closing Price on the First Auto Redemption Valuation Date	3,225.00
Return on the Reference Asset as of the First Auto Redemption Valuation Date	7.50%
Auto Redemption Amount	**104.00%**
Auto Redemption Payment	**$1,040.00**

Here, the return on the reference asset as of the first auto redemption valuation date is 7.50%. Because the closing price as of the first auto redemption valuation date is greater than the initial price, the note is redeemed on the first auto redemption payment date for a cash settlement value equal to the principal amount of the note multiplied by the auto redemption amount for the first auto redemption payment date. Therefore, each note would pay $1,040.00 on the first auto redemption payment date.

Example 4 shows that you will receive an amount equal to 104.00% of your principal amount when the closing price as of the first auto redemption valuation date is greater than the initial price. Example 4 also shows that when the return on the reference asset as of the first auto redemption valuation date is greater than 4.00%, the return on the notes pursuant to auto redemption on the first auto redemption payment date is less than the return on the reference asset as of the first auto redemption valuation date.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset. All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset contained in this free writing prospectus. You should make your own investigation into each reference asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The notes have not been passed on by the reference issuer of the reference asset as to their legality or suitability. The notes are not issued by and are not financial or legal obligations of the reference issuer of the reference asset. The reference issuer of the reference asset makes no warranties and bears no liabilities with respect to the notes. This document relates only to this offering and does not relate to any security of an underlying issuer.

Note that companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number provided below. In addition, information regarding such a company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the reference issuer of the reference asset with the SEC. In connection with this issuance of notes, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the sponsors or issuers of the reference asset. Neither we nor any affiliate makes any representation that such publicly available documents or any other publicly available information regarding the sponsor or issuer of the reference asset is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading price of the reference asset (and therefore the price of such reference asset at the time we price the notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor or issuer of the reference asset could affect the value received at maturity with respect to the notes and therefore the price of the notes.

BERKSHIRE HATHAWAY INC.

According to publicly available information, Berkshire Hathaway Inc. ("Berkshire Hathaway") is a holding company owning subsidiaries engaged in a number of diverse business activities, including insurance businesses conducted on both a primary basis and a reinsurance basis. Through its subsidiaries, Berkshire Hathaway primarily engages in the insurance and reinsurance of property and casualty risks business. Berkshire Hathaway invests in the public equity markets of the United States and Canada. Berkshire Hathaway employs a value investing approach, investing across sectors.

Berkshire Hathaway's SEC file number is 001-14905.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intra-day prices, as well as end-of-quarter closing prices, of the reference asset for each quarter in the period from January 1, 2005 through September 30, 2008 and for the period from October 1, 2008 through December 2, 2008. The closing price of the reference asset on December 2, 2008 was 3,336.00. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the price of the reference asset will increase relative to the initial price during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	3067.00	2805.00	2856.00
June 30, 2005	2948.00	2733.00	2783.50
September 30, 2005	2847.90	2612.00	2731.00
December 30, 2005	3031.53	2728.00	2935.50
March 31, 2006	3013.00	2860.00	3012.00
June 30, 2006	3099.00	2839.00	3043.00
September 30, 2006	3238.00	2978.00	3174.00
December 31, 2006	3825.00	3165.00	3666.00
March 30, 2007	3690.00	3460.00	3640.00
June 29, 2007	3679.50	3538.00	3605.00
September 30, 2007	4000.00	3558.00	3952.00
December 31, 2007	5059.00	3949.00	4736.00
March 31, 2008	4858.00	4150.00	4472.90
June 30, 2008	4520.00	3980.00	4012.00
September 30, 2008	4595.00	3701.00	4395.00
October 1, 2008 through December 1, 2008	3700.00	2451.00	3336.00

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspect of the tax treatment of the notes are uncertain. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. Under this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier redemption, sale or exchange, and if the U.S. holder has held the note for more than one year at such time for federal income tax purposes, we intend to treat any gain or loss as long-term capital gain or loss. However, other approaches are possible. For a complete discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations — Notes With No Potential Periodic Interest Payments" in the accompanying product supplement.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" in the prospectus supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

HSBC USA Inc.

$[●]

Auto-Callable Notes

December 3, 2008

FREE WRITING PROSPECTUS